Exhibit 4.2

PAR3 COMMUNICATIONS, INC.

SECOND AMENDED AND RESTATED

INVESTORS’ RIGHTS AGREEMENT

THIS SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of August 7, 2002 by and among Par3 Communications, Inc., a Washington corporation (the “Company”), Scott Sikora and Michael Ho (collectively, the “Founders”) and the parties, including the holders of the Company’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (each an “Investor” and collectively, the “Investors”) listed on the Schedule of Investors attached hereto as Exhibit A (the “Schedule of Investors”).

Section 1

Recitals

1.1 Prior Agreement. The Company, the Founders and the holders of Series A Preferred Stock and Series B Preferred Stock have previously entered into an Amended and Restated Investors’ Rights Agreement dated as of March 2, 2001 (the “Prior Rights Agreement”), pursuant to which the Company granted the Founders and the holders of Series A Preferred Stock and Series B Preferred Stock certain rights;

1.2 Proposals. The Company proposes to sell and issue up to 60,000,000 shares of Series C Preferred Stock in a closing pursuant to that certain Series C Preferred Stock Purchase Agreement (the “Purchase Agreement”) of even date herewith;

1.3 Conditions. As a condition of entering into the Purchase Agreement, the holders of Series C Preferred Stock have requested that the Company extend to them registration rights and other rights with respect to the Preferred Stock as set forth below and the holders of a majority of the Series A Preferred Stock and Series B Preferred Stock, each of the Founders and the Company desire to amend and restate the Prior Rights Agreement:

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree to amend and restate the Prior Rights Agreement to add the holders of Series C Preferred Stock to this Agreement as follows:

Section 2

Certain Definitions

As used in this Agreement, the following terms shall have the following respective meanings:

2.1 “Board” means the Board of Directors of the Company.

2.2 “Commission” means the Securities and Exchange Commission or any successor agency.

2.3 “Common Stock” shall mean the Company’s Common Stock and shares of Common Stock issued or issuable upon conversion of the Company’s outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

2.4 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.5 “Family Member” has the meaning set forth for it in Section 3.3.

2.6 “Founders” means each of Scott Sikora and Michael Ho.

2.7 “Holder” means any holder of outstanding Registrable Securities.

2.8 “Parties” means the parties that are signatories of this Agreement; “Party” shall refer to any one of the Parties.

2.9 “Preferred Stock” means the Company’s outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

2.10 “Qualified Public Offering” means the closing of the first underwritten public offering in which (A) the Company has a post-offering valuation of at least $50 million or more, and (B) the Company receives gross proceeds of at least $15 million net of underwriting fees and commissions and the expenses of registration.

2.11 “Registrable Securities” means (1) shares of the Common Stock issued or issuable upon the conversion of the Preferred Stock other than shares for which registration rights have terminated pursuant to Section 5.1 hereof; (2) shares of Common Stock held by the Founders (the “Founders’ Stock”); provided, however, that for the purposes of Section 4.1.9, the Founders’ Stock shall not be deemed Registrable Securities and the Founders shall not be deemed Holders; and (3) any other shares of the Company’s Common Stock issued as (or issuable upon conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to or in exchange for or replacement of the Preferred Stock or Common Stock held by the Founders.

2.12 The terms “register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

2.13 “Registration Expenses” means all reasonable out-of-pocket expenses incurred by the Company in complying with Sections 3 and 4 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and accounting fees of the Company and up to $20,000 in legal fees for counsel to the Investors.

2.14 “Securities Act” means the Securities Act of 1933, as amended.

2.15 “Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the securities registered by the Holders.

2.16 “Series A Directors” means the directors selected by the holders of the outstanding shares of Series A Preferred Stock.

2.17 “Series A Preferred Stock” means the Series A Preferred Stock of the Company.

2.18 “Series B Directors” means the directors selected by the holders of the outstanding shares of Series B Preferred Stock.

2.19 “Series B Preferred Stock” means the Series B Preferred Stock of the Company.

2.20 “Series C Directors” means the directors selected by the holders of the outstanding shares of Series C Preferred Stock.

2.21 “Series C Preferred Stock” means the Series C Preferred Stock of the Company.

Section 3

Company Registration

3.1 Notice of Registration. If the Company shall determine to register any of its securities under the Securities Act in connection with the public offering of such securities (but without any obligation to do so), either for its own account or the account of a security holder, other than (A) a registration relating to employee benefit plans, (B) a registration relating to a Commission Rule 145 or similar transaction, or (C) a registration on any form that does not include substantially the same information as could be required to be included in a registration statement covering the sale of Registrable Securities the Company will:

3.1.1 at least 15 days prior to the filing of the registration statement give to each Holder written notice thereof; and

3.1.2 use its best efforts to include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within twenty (20) days after receipt of such written notice from the Company, by any such Holder, except as set forth in Section 3.2 below. In the event that the Company decides for any reason not to complete the registration of securities other than Registerable Securities as part of an underwritten public offering, the Company shall specify that such Registerable Securities are to be included in the underwriting on the same terms and conditions as the securities that would otherwise have been sold through underwriters under such registration.

3.2 Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 3.1.1. In such event the right of any Holder to registration pursuant to Section 3 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Section 3, if the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter may limit to whatever extent necessary (including (i) excluding the Registrable Securities from the Company’s initial public offering and (ii) limiting the Registrable Securities to 30%, but not less than 30%, of any other such registration) the number of Registrable Securities to be included in the registration and underwriting by reducing the number of Registrable Securities included on behalf of the Founders, to the extent the Founders hold Registrable Securities with respect to such registration on a pro-rata basis based on the total number of Registrable Securities entitled to registration held by each Founder, and then by reducing the number of Registrable Securities included on behalf of the Holders, on a pro-rata basis based on the total number of Registrable Securities entitled to registration held by each Holder. Notwithstanding the foregoing, the Company will not include any securities held by securityholders other than the Holders or their assignees in any registration unless all the Registrable Securities requested to be included in such registration are so registered. The Company shall advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto of any such limitations. If any Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities excluded or withdrawn from such underwriting shall not be included in such registration. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

3.3 Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Sections 3 and 4 and up to two (2) registrations on Forms S-1 (or SB-2) pursuant to Section 4.1.9 shall be paid by the Company. All Selling Expenses and expenses in excess of ten thousand dollars ($10,000) for special counsel of the selling shareholders (and Registration Expenses if not required to be paid by the Company) relating to securities registered by the Holders shall be borne by the Holders of such securities pro rata on the basis of the number of shares so registered. Notwithstanding the above, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 4.1.9 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one demand registration pursuant to Section 4.1.9.

Section 4

Company Registration Procedures

4.1 Registrations by the Company. In the case of each registration, qualification or compliance effected by the Company pursuant to this Agreement, the Company will keep each Holder advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense the Company will:

4.1.1 Effectiveness. Prepare and file with the Commission a registration statement with respect to such securities and use its best efforts to cause such registration statement to become and remain effective for at least thirty (30) days or until the distribution described in the registration statement has been completed; provided, however, that such thirty (30) day period shall be extended for a period of time equal to the period the Holder refrains from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of the Company or the Company. The Company shall not be required to file, cause to become effective or maintain the effectiveness of any registration statement that contemplates a distribution of securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act;

4.1.2 Amendments. Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

4.1.3 Copies of Documents. Furnish to the Holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters or such Holders may reasonably request in order to facilitate the public offering of such securities;

4.1.4 Blue Sky Laws. Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

4.1.5 Underwriting Agreement. In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering; provided that each Holder participating in such underwriting shall also enter into and perform its obligations under such underwriting agreement;

4.1.6 Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

4.1.7 Listing. Cause such Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange on which similar securities issued by the Company are then listed;

4.1.8 Transfer Agent and Registrar. Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration; and

4.1.9 Registration on Form S-1, SB-2 or S-3. If, following the earlier of (i) January 1, 2006 or (ii) six (6) months following the Company’s Qualified Public Offering, (A) the Holders holding at least fifty percent (50%) of the total Registrable Securities request in writing that the Company file a registration statement on Form S-1 or Form SB-2 (or any successor form(s) thereto) for a public offering of at least twenty percent (20%) of the Registrable Securities then outstanding or such lesser amount if the reasonably anticipated aggregate price to the public would exceed ten million dollars ($10,000,000), or (B) the Holders request in writing that the Company file a registration statement on Form S-3 (or any successor form(s) thereto) for a public offering of shares of Registrable Securities held by such Holders the reasonably anticipated aggregate price to the public of which would exceed five hundred thousand dollars ($500,000), the Company shall use its best efforts to cause such shares to be registered on such form (or any successor thereto). Notwithstanding the foregoing, the Company may delay the filing of a registration statement requested pursuant to this Section 4 once in any twelve (12) month period for a period of up to ninety (90) days (sixty (60) days for registrations on Form S-3) if the Board determines that such a filing would not be in the best interest of the Company at the time of the request for such period of time as Form S-3 or successor form is not available for such offering by the Holders. The Company will promptly give written notice of a request for the proposed registration to all other Holders and include all Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within thirty (30) days after the date of such written notice from the Company. The Company shall be required to file no more than two (2) registration statements in the aggregate on Form S-1 or SB-2; provided, however, that until the registration rights are terminated in accordance with Section 5 hereof, there shall be no limit on the Company’s filing obligation with respect to registrations on Form S-3 provided that the Company shall be required to file no more than three (3) registrations on Form S-3 (or any successor form(s) thereto) in any twenty-four month period nor shall the Company be required to file on Form S-3 pursuant to this Section 4.1.9 during the period ending 90 days after the effective date of a registration statement subject to Section 3.1; provided, however, in the case of a registration statement filed in connection with a public offering other than the Company’s initial public offering, that the Holders were permitted to register such shares as were requested to be registered pursuant to Section 3.1 without reduction by the underwriter thereof.

Section 5

Termination of Holders’ Registration Rights

5.1 Termination of Registration Rights. Except as provided elsewhere in this Agreement, the registration rights granted pursuant to Sections 3 and 4 of this Agreement shall terminate on the first to occur of the following: (i) as to all Holders on the fifth anniversary of the closing of a Qualified Public Offering, (ii) as to any Holder together with its affiliates, at such time as such Holder holds less than one percent (1%) of the total outstanding shares of Common Stock of the Company at any time after the closing of the Qualified Public offering (and is therefore able to sell all of its Registrable Securities under Rule 144 in a three (3) month period), or (iii) upon the sale, conveyance, or other disposition of all or substantially all of the Company’s property or business or merger with or into or consolidation with any other corporation (other than a wholly owned subsidiary company) or upon the effectiveness of any other transaction or series of related transactions which more than 50% of the voting power of the Company is disposed of and the Company is not the survivor, provided that this Agreement shall not terminate following a merger effected solely for the purpose of changing domicile.

Section 6

Indemnification

6.1 Company Indemnification. To the extent permitted by law, the Company will indemnify each Holder, each of its officers, directors and partners and such Holder’s legal counsel and independent accountants, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each such Holder, each of its officers, directors and partners and such Holder’s legal counsel and independent accountants, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided the Company shall not be liable for amounts paid in settlement of any claims if such settlement is made without the consent of the Company, which consent shall not be unreasonably withheld, and that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by or on behalf of such Holder or underwriter and stated to be specifically for use therein.

6.2 Holder Indemnification. To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers and its legal counsel and independent accountants, each underwriter, if any, of the Company’s securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each selling Holder, each of its officers and directors and each person controlling such Holder within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, legal counsel, independent accountants, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder and stated to be specifically for use therein; provided, however, that the obligations of any such Holder hereunder shall be limited to an amount equal to the gross proceeds before expenses and commissions to such Holder of Registrable Securities sold as contemplated herein.

6.3 Notification of Claim. Each party entitled to indemnification under this Section 6 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party’s expense; provided, however, that the Indemnified Party (together with all other Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding; and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, except to the extent, but only to the extent, that the Indemnifying Party’s ability to defend against such claim or litigation is impaired as a result of such failure to give notice. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

6.4 Contribution. If the indemnification provided for in Sections 6.1 and 6.2 of this Section 6 is unavailable or insufficient to hold harmless an Indemnified Party thereunder, then each Indemnifying Party thereunder shall contribute to the account paid or payable by such Indemnified Party as a result of the losses, claims, damages, costs, expenses, liabilities or actions referred to in Sections 6.1 and 6.2 in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statements or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 6.4 were to be determined by pro rata or per capita allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this Section 6.4. The amount paid by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 6.4 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any action or claim which is the subject of this Section 6.4. Promptly after receipt by an Indemnified Party of notice of the commencement of any action against such party in respect of which a claim for contribution may be made against an Indemnifying Party under Section 6.4, such Indemnified Party shall notify the Indemnifying Party in writing of the commencement thereof if the notice specified in Section 6.3 has not been given with respect to such action; provided that the omission so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which it may have to any Indemnified Party otherwise under Section 6.4, except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice. The parties hereto agree with each other and shall agree with the underwriters of the Common Stock of the Company pursuant to the terms hereof, if requested by such underwriters, that (i) the underwriters’ portion of such contribution shall not exceed the underwriting discount, commission and other compensation and (ii) except for the Company, the amount of such contribution shall not exceed an amount equal to the proceeds received by such Indemnifying Party from the sale of securities in the offering to which the losses, claims, damages or liabilities of the indemnified parties relate. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Section 7

Distribution of Securities

7.1 Lock-up Agreement. In consideration for the Company agreeing to its obligations under this Agreement, each Holder of Registrable Securities and each transferee pursuant to Section 10 hereof agrees, in connection with the initial public offering, upon request of the Company or the underwriters managing such offering, not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Securities or other securities of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time

(not to exceed one hundred eighty (180) days) from the effective date of such registration as the Company or the underwriters may specify. Each Holder agrees that the Company may instruct its transfer agent to place stop transfer notations in its records to enforce the provisions of this Section 7.

7.2 Information by Holder. The Holder or Holders of Registrable Securities included in any registration shall furnish to the Company such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

Section 8

Responsibilities of Disclosure

8.1 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, after such time as a public market exists for the Common Stock of the Company, the Company agrees to:

8.1.1 Public Information. Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after 90 days from the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

8.1.2 Filings with SEC. Use its best efforts to then file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

8.1.3 Compliance Statement. Furnish to Holders of Registrable Securities forthwith upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a Holder of Registrable Securities may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

8.2 Disclosure. The Company shall furnish to any Holder of at least 1,000,000 shares of Registrable Securities (other than a Holder reasonably deemed by the Company to be a competitor of the Company), (1) after the end of each fiscal year, audited, consolidated balance sheets of the Company and its subsidiaries, if any, as of the end of such fiscal year, and audited, consolidated statements of income and unaudited, consolidated statements of cash flows of the Company and its subsidiaries, if any, for such year, and (2) after the end of each fiscal quarter, unaudited, consolidated balance sheets of the Company and its subsidiaries, if any, as of the end of such fiscal quarter, and unaudited, consolidated statements of income and unaudited, consolidated statements of cash flows of the Company and its subsidiaries, if any, for such quarter, and (3) an annual business plan and financial budget, each signed by the principal financial or accounting officer of the Company; provided, however, that such Holder first executes a confidentiality agreement in a form provided by the Company.

8.3 Termination. The information rights set forth in this Section 8 shall expire upon the earlier of: (i) the closing date of a Qualified Public Offering, and (ii) the time the Company becomes a reporting company under the Exchange Act.

Section 9

Board of Directors

9.1 Board Representation. Prior to the date of the Qualified Public Offering, the Board shall consist of not more than five (5) members. On all matters relating to the election of directors of the Company, the Founders and the Investors agree to vote all shares of Common Stock and Preferred Stock held by them (or the holders thereof shall consent pursuant to an action by written consent of the holders of capital stock of the Company) so as to elect members of the Company’s Board of Directors as follows:

9.1.1 At each election of directors in which the holders of Series A Preferred Stock, voting as a separate class, are entitled to elect directors of the Company, the Investors shall vote all of their respective shares so as to elect: (i) one representative of Draper Fisher Jurvetson, which individual shall initially be Raj Atluru. Any vote taken to remove any director elected pursuant to this Section 9.1.1, or to fill any vacancy created by the resignation, removal or death of a director elected pursuant to this Section 9.1.1, shall also be subject to the provisions of this Section 9.1.1.

9.1.2 At each election of directors in which the holders of Series B Preferred Stock, voting as a separate class, are entitled to elect directors of the Company, the Investors shall vote all of their respective shares so as to elect: (i) one representative of Nokia Ventures, which individual shall initially be John Malloy. Any vote taken to remove any director elected pursuant to this Section 9.1.2, or to fill any vacancy created by the resignation, removal or death of a director elected pursuant to this Section 9.1.2, shall also be subject to the provisions of this Section 9.1.2.

9.1.3 At each election of directors in which the holders of Series C Preferred Stock, voting as a separate class, are entitled to elect directors of the Company, the Investors shall vote all of their respective shares so as to elect: (i) one representative of InterWest Partners, which individual shall initially be Steve Bowsher. Any vote taken to remove any director elected pursuant to this Section 9.1.3, or to fill any vacancy created by the resignation, removal or death of a director elected pursuant to this Section 9.1.3, shall also be subject to the provisions of this Section 9.1.3.

9.1.4 At each election of directors in which the holders of Common Stock and holders of Series A, Series B and Series C Preferred Stock, voting together as a single class, are entitled to elect directors of the Company, the Founders and Investors shall vote all of their respective shares so as to elect: (i) a nominee that is mutually acceptable to the other members of the Company’s Board of Directors and is approved by a majority of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, and (ii) the person then serving as the Chief

Executive Officer of the Company. Any vote taken to remove any director elected pursuant to this Section 9.1.4, or to fill any vacancy created by the resignation, removal or death of a director elected pursuant to this Section 9.1.4, shall also be subject to the provisions of this Section 9.1.4.

Partners of Timberline Ventures, partners of Draper Fisher Jurvetson Fund VI, LP, partners and principals of Nokia Venture Partners, L.P., partners of InterWest Partners and the Founders shall have rights to observe all meetings of the Board of Directors of the Company unless such observation rights would violate the attorney client privilege or the Company needs to protect highly confidential proprietary information, in which case the Board may insist on the exclusion of such observers from a meeting. The rights granted herein to the Founders are conditioned upon the continued employment of at least one of the Founders for the exercise of the Founders’ right for the exercise of his right at the time of exercise of the above rights.

9.2 Board Approval. The Company shall not enter into any employment arrangement without the prior approval of a majority of the Board of Directors, including at least two (2) directors designated pursuant to Sections 9.1.1, 9.1.2 or 9.1.3 above, with respect to the following individuals:

9.2.1 All employees that are at or above the level of Vice President; and

9.2.2 All employees that the Company wishes to hire at a compensation rate. including base salary, of one hundred fifty thousand dollars ($150,000) or above.

9.3 Board Expenses. The Company shall reimburse the Series A Directors, the Series B Directors and the Series C Directors for such Directors or Board observers reasonable out-of-pocket expenses related to attending meetings of the Board.

9.4 Termination. The rights set forth in this Section 9 shall expire upon the earlier of: (i) the closing of a Qualified Public Offering or (ii) upon the sale, conveyance, or other disposition of all or substantially all of the Company’s property or business or merger with or into or consolidation with any other corporation (other than a wholly owned subsidiary company) or upon the effectiveness of any other transaction or series of related transactions which more than 50% of the voting power of the Company is disposed of and the Company is not the survivor, provided that this Agreement shall not terminate following a merger effected solely for the purpose of changing domicile.

Section 10

Transfer of Registration Rights

10.1 Transfer of Registration Rights and Information Rights. The rights granted hereunder to cause the Company to register securities or to participate in a registration of the Company or to receive information of the Company pursuant to Section 8 may not be assigned to any transferee or assignee of Registrable Securities unless such transferee or assignee receives and thereafter holds at least one hundred thousand (100,000) shares of Common Stock issued or issuable upon conversion of the Preferred Stock (or all of such transferee’s shares, if less), provided the Company is given prompt notice of the transfer and the transferee agrees to be bound by the terms and conditions of this Agreement. The transfer of Registrable Securities to a transferee or assignee that is a partnership or affiliate of the Holder will be without restrictions as to minimum shareholdings.

10.2 Senior Registration Rights. The Company may not grant registration rights senior to the rights granted hereunder except with the approval of the holders of a majority of the shares of Registrable Securities, excluding the Founders’ Stock, or as approved by the Board, including the Series A Director, Series B Director and Series C Director. Such approval shall expire upon the same terms as the registration rights set forth in Section 5.1.

Section 11

Right to Maintain

11.1 General. Until the closing date of a Qualified Public Offering, if the Company desires to issue and sell shares of its capital stock or rights, options, warrants or other securities exercisable for or convertible into shares of its capital stock, then the Company shall first notify each Holder of the material terms of such proposed sale (such notice, a “Company Issuance Notice”). The Company shall then permit each Holder to acquire, at the time of the closing of such sale, up to such number of the shares of capital stock or rights, options, warrants or other securities as would enable such Holder to maintain its percentage of equity ownership (calculated on a fully diluted basis, assuming the conversion of all series of the Company’s Preferred Stock and exercise of all outstanding options and other rights to acquire Common Stock) in the Company following such issuance at a level held by it immediately prior to such issuance. The Holders shall each have fifteen (15) days after the delivery of any Company Issuance Notice to elect by notice to the Company to purchase some or all of such shares or securities at the time of the closing of such sale. The Company shall promptly, in writing, inform each Holder that purchases all the shares available to it (each, a “Fully-Exercising Holder”) of any other Holder’s failure to do likewise. During the ten (10)-day period commencing after receipt of such information, each Fully-Exercising Holder shall be entitled to obtain that portion of the shares for which such Holder were entitled to subscribe but which were not subscribed for by the Holder that is equal to the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion and exercise of all convertible or exercisable securities then held, by such Fully-Exercising Holder bears to the total number of shares of Common Stock then outstanding (assuming full conversion and exercise of all outstanding convertible or exercisable securities). In addition to the foregoing, the Company will grant the Holders any rights of first refusal, registration rights or other rights that may be granted to subsequent purchasers of the capital stock of the Company to the extent the Board, in its good faith judgment, determines that such rights are superior to the rights granted the Holders thereunder.

11.2 Exceptions. The rights set forth in Section 11 shall not apply to the issuance of (i) up to 16,654,683 shares, or such greater amount as approved by the Board, issued or issuable upon grants of options (including shares issuable upon exercise of such options) to any employee, consultant, or director of the Company under any Company stock purchase and/or stock option plans, (ii) shares of the Company’s capital stock issued or issuable upon exercise of warrants or other convertible securities to banks, lenders, providers of goods and services, including building developers or equipment lessors, under any arrangements approved by the

Company’s Board of Directors, (iii) shares of Common Stock issued upon conversion of any series of preferred stock of the Company, (iv) shares of the Company’s capital stock or rights, options or other securities issued pursuant to a stock split of the Common Stock or Company declared dividend, (v) Company securities (including, without limitation, options, warrants and preferred stock) issued in connection with a merger or acquisition or strategic partnering or joint venture agreement approved by the Company’s Board of Directors, (vi) shares of the Company’s capital stock issued or issuable upon exercise of warrants or other convertible securities outstanding as of the date of this Agreement, (vii) shares of Common Stock issued or issuable with the affirmative vote of at least a majority of the then outstanding shares of Preferred Stock or (viii) shares of Common Stock sold in a Qualified Public Offering; provided, however; to the extent permissible pursuant to the Securities Act or Exchange Act, the Company will direct the underwriter(s) of the Company’s Qualified Public Offering to sell at least 5% of the shares to be offered in such registration to the Holders ratably in proportion to the shares of Common Stock held by each Holder (on an as-if-converted to Common Stock basis). In addition to the foregoing, the right to maintain in this Section 11 shall not be applicable with respect to any Holder and any subsequent securities issuance, if (i) at the time of such subsequent securities issuance, the Holder is not an “accredited investor,” as that term is then defined in Rule 501(a) under the Securities Act, and (ii) such subsequent securities issuance is otherwise being offered only to accredited investors.

Section 12

Miscellaneous

12.1 Governing Law. This Agreement and the legal relations between the parties arising hereunder shall be governed by and interpreted in accordance with the laws of the State of Washington, without regard to conflicts of laws principles. The parties hereto agree to submit to the exclusive jurisdiction and venue of the United States District Court located in Seattle, Washington with respect to the breach or interpretation of this Agreement or the enforcement of any and all rights, duties, liabilities, obligations, powers, and other relations between the parties arising under this Agreement.

12.2 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties regarding rights to registration.

12.3 Notices, etc. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) five days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days’ advance written notice to the other parties hereto, or (iii) when transmitted if transmitted by telecopy (to be followed by U.S. mail), electronic or digital transmission method. In each case notice shall be sent to the addresses set forth on the signature page.

12.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by less than all of the parties hereto, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one and the same instrument.

12.5 Amendment. Any provision of this Agreement may be amended, waived, modified, discharged or terminated only with the written consent of the Company and the Holders of a majority in interest of the Registrable Securities (or Common Stock issuable upon conversion thereof) not including the Founders’ Stock; provided that if such amendment has the effect of affecting the Founders’ Stock (i) in a manner different than securities issued to the Investors and (ii) in a manner adverse to the interests of the holders of the Founders’ Stock, then such amendment shall require the consent of the holder or holders of a majority of the Founders’ Stock; provided further, that Section 9.1.1 of this Agreement shall not be amended or waived without the written consent of Draper Fisher Jurvetson; Section 9.1.2 of this Agreement shall not be amended or waived without the written consent of Nokia Ventures; and Section 9.1.3 of this Agreement shall not be amended or waived without the written consent of InterWest Partners. Any amendment or waiver effected in accordance with this paragraph will be binding upon the Company and each Holder of any securities subject to this Agreement (including securities into which such securities are convertible) and future holders of all such securities. Any Holder may waive his or her rights or the Company’s obligations hereunder without obtaining the consent of any other person.

12.6 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

12.7 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

12.8 Attorneys’ Fees. In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

12.9 Additional Investors. In the event the Company sells additional shares of Series C Preferred Stock, the Company, in its sole discretion and without any requirement of providing notice to or obtaining the consent of any other existing Holders, may add the additional investors and the additional shares to this Agreement and, with respect to such additional shares, the additional investor shall have all the rights and obligations of a Holder hereunder, provided such investor agrees to be bound by the terms and conditions hereof.

12.10 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

12.11 Termination of Entire Agreement Upon Change of Control . This Agreement shall terminate, and have no further force and effect, when the Company shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any other transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of and the Company is not the survivor, provided that this Agreement shall not be terminated following a merger effected solely for the purpose of changing the domicile of the Company.

12.12 Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliated entities or persons or entities or persons under common management or control shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

[Signature Page Follows]

Signature Page to Second Amended and Restated Investors’ Rights Agreement

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement on the day and year first set forth above.

PAR3 COMMUNICATIONS, INC.

By	/s/ Nicholas Tiliacos
Title	President and Chief Executive Officer
Address	100 South King Street
Seattle, WA 98104

Exhibit A

Investors

InterWest Partners VIII, L.P.

InterWest Investors VIII, L.P.

InterWest Investors Q VIII, L.P.

Nokia Venture Partners II, LP

NVP II Affiliates Fund, LP

Timberline Venture Partners, L.P.

Draper Fisher Jurvetson Fund VI, LP

Draper Fisher Jurvetson Partners VI, LLC

VLG Investment LLC

VLG Associates 2000

Sonya Erickson

John Robertson

Sharon Hendricks

Stanford University

Patrick Bultema

Staenberg Capital Group, LLC

Nokia Venture Partners, LP

Glenn Hasen